Filed by AngloGold Limited
Pursuant to Rule 425 under the Securities Act of 1933

Subject Company: Ashanti Goldfields Company Limited
Commission File No. 1-14212
AngloGold Limited
(Registration number 1944/017354/06)
(Incorporated in the Republic of South Africa)
JSE Share Code: ANG
NYSE Share Code: AU
ISIN: ZAE000043485

AngloGold, Randgold: AGC Board to Pronounce 'Judgement' Soon

Accra Mail (Accra)
INTERVIEW
October 7, 2003

David Ampofo

If Ghana was a great punting nation (forget about the Weekly lotto), the bookmakers would have made a killing putting bets on which of the two companies wanting to merge with AGC would be successful.

AngloGold, the clear favourite of mining industry analysts was the first to show interest with its bid for the merger; but just when it thought it had it all sewn up with a recommendation by the board of AGC to the Ghanaian regulator, Randgold, a smaller company, also stepped in with a counter offer.

ADM has information that the Board of AGC would decide on the Randgold offer on or around October 15 2003. The AGC Board decision would end months of speculation. ADM has obtained the full text of an interview granted to Channel Two's David Ampofo by Bobby Godsell CEO of AngloGold.

We begin with the first part of the serialization below.

Bobby, tell us, what really is behind the plan to bring these two African companies together?

We live in an age of global capital markets, and in these markets, size does matter. We want to be part of a world-beating gold company. Ashanti and AngloGold are very well matched to come together, and be the African giant that leads the gold industry. Worldwide. I think we're very well matched in terms of our base, in terms of our history. Each of our companies is about 100 years old. I think we have similar philosophies about what mining and gold mining is. I think we both have a passion for our product. I think we both have a huge commitment to develop our people.

I think what Ashanti has achieved in West Africa and also in East Africa, in terms of developing African people to run African companies, has been fantastic. We're on that road as well, perhaps we're a little bit behind on that road, but we share the value entirely. So there's the challenge of size. And size is important in terms of market capitalization. For these fund managers that sit in America and administer huge funds, they want to invest in a large company so that they can buy the shares today and sell the shares tomorrow.

There are not going to go into a company where their $50 million investment is going to move the share price huge one way or the other. They're looking for $10 billion companies, and this is what Ashanti and AngloGold would, in fact, be heading to become.

What does Ashanti bring to the table?

Ashanti brings a lot. Firstly, it brings some of the finest ore bodies. Already we share one of those in Tanzania. And when I talk about compatible partners, (I mean): if you're going to go into a partnership and it's going to be for 40 years, you better make sure you've had a courtship. If this is a marriage we're talking about, let's talk abut the courtship.

I think the courtship for this marriage happened in Tanzania, in Geita. Ashanti at that time needed additional capital to complete the development of that mine. It put it out to auction. Every major gold company in the world was interested. Only one of them was prepared to share the management and the leadership and future direction of that mine with Ashanti, and that was AngloGold. We had all of the lawyers in, and they looked at every possible conflict that could occur, and they wrote detailed agreements.

At the end of the day, we said when all of the dispute resolution mechanisms have failed, Sam Jonah and Bobby Godsell will sit in a room and sort things out. It's been three years since we've shared Geita. We haven't had one single dispute to resolve.

And AngloGold?

We bring size; we bring capital resources which come with size. When you've got a $8 billion balance sheet. You're able to raise capital at lower rates than if you're a much smaller company. I think particularly, we bring knowledge of deep-level mining. And that's really important. The great advantage to, for example, the Obuasi mine, is to have the prospect of 20 years of mining at below 2000 or 2500 metres in depth. This is something we've learnt about.

We've learnt about the problem of seismicity. We've learnt about the problem of backfill. We've learnt about the problems of ventilation and temperature control. We've learnt about safety issues, mining at depth.

We've had that technical experience. In turn, Ashanti brings to us knowledge of working in a number of African countries that are new to us. They also bring a unique technology, in terms off bio-leach. The Obuasi mine is the largest exponent of the bio-leach methodology in the world. They bring a very fine management team.

Certainly, the corporate headquarters of this combined company is going to be a combined team. It's going to take people from Accra and people from Johannesburg and bring them together.

Sam Jonah will be part of that team, won't he?

A very central part. We should be very clear about this. Sam has built a world-class gold company in the African continent. That is not an easy thing to do.

His achievements are just huge. He's also achieved a different model of working in Africa where you don't have to have a huge body of non-Africans telling everybody how to do things. Sam is going to bring that reputation, that experience and that African network.

And he and I will be sharing the leadership of this company. He'll be called 'President',; I'll be called CEO. It's much like Geita. We're going to be sharing the leadership of this company. And I know this is something that we can do, because I know we actually have common dreams for our countries and for our continent.

Talking about dreams for countries, there are people in Ghana who wonder whether this is one of those transaction that's just good for business. How is this of benefit to Ghana?

This is not a fast-food franchise thing. You can't come in today and pack up your bags and go tomorrow. You go and mine in a country, and you change things. You enter a community, you dig big holes, you employ people.

It's a big intrusion into the community. So we say wherever we operate - and we operate in 8 different countries the local community has to be better off for our having been there. And so we have programs. And here, again, is an area where we and Ashanti have a similar value set. We believe in investing in our employees, in their broad education, not just the skills of doing a particular job, but ensuring that they have literacy, increasingly computer literacy; that they have skills that will enable them to be economically active even outside of mining.

We have programs to involve the local community. We look at job creation. We look to spread things like healthcare benefits. We look for excellent education. In a narrow sense, of course we need it. We need skilled workers. We're concerned about mining engineering, geology and metallurgy in all of the countries in which we operate. But we also want to give people skills so they can be wealth creators going into the future.

And when that particular mine deposit fortunately at Obuasi that's 40 years away is mined out, there will be other skills still operative.

So there's transfer of technology?

Yes. Look at Johannesburg. Johannesburg started out as a mining camp. Now it doesn't look like a mining camp. That's really the challenge for every community in which we operate: to use the base of gold to build a sophisticated secondary and tertiary economy, so that when the gold is gone, the wealth creation can carry on.

You say that, but there are people who say that gold has been mined at Obuasi for 100 years. It's not the most exciting town in Ghana. You've been there.

Indeed, I've been there. And you've always got to start by saying that every judgment in life is about the alternative. As I understand it, there are about a quarter of a million people who live have their families, their existence, their communities, their churches, their entire social being in the city of Obuasi. But for the mine, they would not be there.

And so sometimes you wonder: would it have been better if gold was never mined in South Africa? We would be a farming country with sheep. And that's all that we would have. But going from there, the challenge that I accept and I know that Sam accepts is that we must use every day of gold mining to start building benefits for life after mining. So we must look at investing in education, in healthcare in secondary activity.

The great thing about gold mining in South Africa is that we've not only built the mines; we built the machines to be used in the mines; we built the refineries to refine the gold. A wonderful challenge for Ghana, one that this company and I know that Ashanti shares this and is completely committed to is we'd like to be involved with the product after it has left the mine gate. We'd like to build a great African jewelry industry.

This is a continent that has always had gold. We provided the gold for the Italian renaissance. Why can't we provide the jewelry for the world? Africa has got a different tradition with gold. Gold has always been something for kings but also for peasants. It's a 'gold- is-for-everybody' culture here.

And if we can design and commercially manufacture and effectively retail that kind of jewelry in New York, in Paris, in London and Tokyo, wouldn't that be a wonderful thing? Now, to do that, you have to be a company with some size. We already have some downstream investments.

We have quarter (25%) investment in an absolutely modern jewelry factory in Cape Town that exports 50% of its jewelry into the United States. That's at least a start.

There is some Pan African side to your vision, isn't there?

Yes sure. People talk about the 21st century being the African century. That's a hell of a good dream. But, you know, you learn in life that two things are important: first to dream, secondly, to work damn hard to make that dream come true. Nobody but Africa is going to make this the African century. I don't believe in depending on other people's goodwill.

It's nice when the OECD and the United Nations and the G8 say that something must be done about African poverty. But I know from my experience of living in this continent that the only people who really, in the end, are going to do something about the African destiny are African people.

So then you ask, could Africa start to become an adult? Does it always have to be a child? Does it always have to be getting the crumbs, quite literally the second-hand computers and the second-hand clothes from rich countries? Is that our fate and our destiny? If it's not to be that, you've got to ask where can we compete?

Mining is the one area where we can compete, firstly because God blessed this continent with fantastic resources, in gold, in diamonds and in may other minerals. Secondly, mining is an activity that is not cherished any longer in the rich societies. Unites States of America has no Minister of Mines. I don't know of a single European country that has a Minister of Mines.

These people have become so sophisticated that they prefer to import their mineral resources rather than to have mines in their own countries. Well, let's take that as a competitive advantage. But to do that, we've got to build a great gold mining company, so that when an American, or a Swede or a French person or a British person thinks of investing in gold mining, the company of their choice is Ashanti AngloGold, it's an African company.

To be contd. tomorrow

AngloGold, Randgold: AGC Board to Pronounce 'Judgement' Soon (Part 2)

Accra Mail (Accra)
INTERVIEW
October 8, 2003

Let me take you back to the mechanics of the transaction. When you put the two companies together, 87% will be AngloGold shareholders and 13% Ashanti shareholders. There are people in Ghana who think that AGC has disappeared in that process; it has gotten swallowed by this huge South African giant. What do you say to that?

You know, frankly, it's a very crude way of looking at it. There was a time when Ashanti was not a public company; it was owned by a few owners. It then listed on the New York Stock Exchange and it got a much broader bunch of owners.

This company will be owned by all of its shareholders. So would rather look at it this way: somebody who, today, has one share in Ashanti, tomorrow has one share in Ashanti AngloGold1 is the thing in which he has a share a stronger or a weaker entity?  The person is going to have the same economic interest.  But has the pool of cattle expanded or contracted in the process?  And clearly, we're going to have a market capitalization that is much greater.

We're going to have mines in 11 or 12 different countries.  We're going to have a range of deep-level, shallow and open-pit mines.  We're going to be the leading gold company in the world.  That one share is therefore going to be worth a whole lot more.  Going forward, there's no question:  AngloGold Ashanti will simply be owned by all of its shareholders, by the 100% of people who invest in the company.

Let's talk about the Golden Share. The government of Ghana has a Golden Share.  Does it bother you?

No, it doesn't bother me at all.  As we've looked, and worked and talked with the people in Ghana, we'd be surprised if the government of Ghana wasn't concerned to make sure that Ghanaian assets are utilized to the benefit of Ghanaian people.  So to the extent that the Golden Share applies to the assets of Ashanti in Ghana, it seems to us to be a perfectly logical structure.  And we have absolutely no problem.  If that were to come to mean that it affected the assets of the company in, say, Tanzania

1
The combined Group to be known as AngloGold Ashanti and will trade as Ashanti AngloGold in Ghana.

or Guinea, that would be more problematic because every government wants to look after its own people and its own natural resources.

But what does that mean, because at home (Ghana), what people think is that the mines in Tanzania are Ashanti mines. I'd like you to elaborate on that a bit.

We share a mine in Tanzania. I've been talking to the government of Tanzania about this proposed transaction. They have only one question, as they rightly should. Will this be good for Tanzania? I say to them, look, you'll be part of a global company, of a multinational company. Wouldn't it be nice to have an African multinational, and not just be dependent all the time on American or British or German multinationals? What they are very clear about is that they are going to make the decision about what happens to Tanzanian assets, and that's right. I mean, the government of South Africa should be concerned about its own citizens and assets. You know, we certainly won't go to any country, least of all into Ghana as one of this continent's earliest decolonizers unless the government understood what we were coming to do, and believed that the country would benefit. So we absolutely need the support of the government of Ghana, as a regulator and as a shareholder.

But we equally need the support of the government of Tanzania, and the government of Mali and the government of South Africa. If Africa is to have a great future, by the way, we're going to have to see African governments co-operate much more regularly and much more effectively than they have done in the past 40 or 50 years.

You're looking forward to this, aren't you?

What makes me most excited about this is that nothing I have done in the 30 years I have worked with this company will make me feel more proud as an African than this. It is that we are putting ourselves at the main table. We're sitting down as a guest, and not as a waiter. And for me, that's a fantastic experience. We really will create a company that if anybody thinks of gold, anywhere in the world, this is the company they should think of first.

You have spoken quite a bit about the benefits of the transaction to the companies and to Ghana in particular. How is it beneficial to Obuasi, to the people? There are concerns that miners will lose their jobs, that sort of thing. What's your response to those fears?

In the bluntest way, these companies combined, with their people and their capital and their technology have the very best chance of mining profitably that ore body that exists below 50 level, or below 1000 metres at Obuasi. The rough estimates and we haven't done enough drilling to know for sure indicates that that ore body could last for 20 years.

It's quite an unusual gold mine anywhere in the world, and throughout history, that has that sort of life. It's a great ore body. It's of course, at the moment, worth nothing to anybody because it's only wealth when you get it out of the ground at a cost that is less than what you can sell it for. That's the realty of life. So I think that the first, direct and vital benefit is a 20-year life extension to meaningful gold mining at Obuasi; another 20 years.

That has incredible spin-off effects because while you've got large-scale mining taking place in a city, you're going to have direct employment, also all of the procurement and all of the spin-off benefits that would come. In terms of people losing their jobs, we are very admiring of the way the Obuasi management team have played their cards. What I am absolutely clear about and I would be honest to anybody is that the only secure job in life is a profitable job. That's what people are finding out all over the world. We certainly are bringing in new capital and renewing a whole lot of the capital infrastructure of Obuasi. We don't see any large-scale retrenchments. I can't sit here and promise that nobody will ever lose their job. But I can say that when you look at the future of Obuasi, it's a kind of growth and expansion that we see, not a contraction. We're not looking at any large-scale retrenchments at all. Beyond that, for the town, we would like to be able to combine programs such as malaria control which we've had experience with in other parts of Africa - with the efforts that the mine is already making. And we think we could bring tangible benefits to people in healthcare and education, and in alternative forms of employment, and in encouraging entrepreneurship.

What has been the government's response, the Ghanaian government?

We've had an excellent response from the government of Ghana. We've, firstly, always been courteously received. People have listened clearly and carefully to our arguments, and we've had nothing but positive things. And I think that that doesn't lead us to believe that our dream for Obuasi, for example, coincides with the dream of the Ghanaian government. I am absolutely pleased that the Ghana government has insisted on proper professional advice.

This may surprise you, but I am also actually delighted that we have a competitive bid. I think it's excellent. The way of knowing that you're making the right choice is when you have a choice. And this gives people a choice. I am also delighted by the incredibly vigorous debate. This is an important issue for the people of Ghana. They should have the facts; they should know the facts. From our side, we've tried to be entirely open to the media, and to media cross-questioning, even debates with our competitors. I think ours is a very powerful bid. I think it can withstand all of the light of day, not in private backrooms, but in open debate with professional advisors and everybody putting the facts on the table where the people of Ghana can see. I am very confident that our bid will withstand the process. We're certainly trying to do everything to make our bid as open and accessible to the people of Ghana as we can possibly do.

There's quite a lot of talk about your deep-level mining experience. Why can't Ashanti go and buy it somewhere? Why does it need to merge with another company to have access to that?

You won't find a mine of any product, at any depth, anywhere in the world without South African mining engineers, geologists, mineral resource managers, metallurgists and seismologists. South Africa has been the place where we've mined at depths greater than 1500 metres, and you won't find it anywhere else in the world. So the South Africans have the expertise to do this. Of the potential sources of that expertise, what could be better than a company that sees half of its production coming from this depth? We built mines in Carletonville in Orkney and in Welkom. We've lived with them for 30 or 40 years. We've made mistakes; we've learnt from those mistakes. Our own company has cutting-edge seismology seismic monitoring, the monitoring of energy release underground. The further down you go, the more active the rock mass becomes. So it just seems to me that if the future of Obuasi is deep, then the company that has the most to offer, is the company that has worked with depth for 30 or 40 years, and it's entire reputation, and 100% of its profitability has depended, over that period of time, on mining safely and profitably at depth.

Your competitor says you make a big thing of investing $1 billion at Obuasi. But really, Bobby, that's not going to happen at once?

Well, if it's not going to happen, then the Obuasi deeps project is not going to happen.

It's going to take 25 years to spend that amount of money.

Oh yes. Look, it's a phased thing. There's money that absolutely should go into that mine immediately. Ashanti has the problem, of having high levels of debt, and really working for the banks in the last 3 to 4 years. So money is immediately needed to recapitalize. But the truth of the matter in gold mining, as in any other business is you don't make money until you first invest money. And really, that $1 billion, without that, you'll never turn those Obuasi ounces to account. And whether we get this or somebody else, if the ounces are to be mined, that money is going to have to go in there. And we're used to this. We are investing $300 to $400 million every year in our existing mines. And typically, in a deep-level mine in South Africa, you invest now and it's 12 years before you see the first profits. Now for that, you need to have a strong balance sheet, (you need) to have lots of sources of revenue. You can't depend on a single mine to run your business if you're investing that kind of money in the future.

By the time this transaction goes through if it does happen, the two leading mines in Ghana would be South African. Goldfields is big in Ghana; Anglo may come. So the South Africans have arrived. There is a concern. Is it legitimate at all?

Of course it's legitimate. We're trying to build a company that is not like MacDonalds or IBM. We're trying to build a company that is a coalition of countries. It's a coalition of cultures. It draws on the best. You can't mine in a community unless you are from that community. Our North American mines are run by Americans; our Australian mines are run by Australians. Our Brazilian and Argentinean mines are run by South Americans. We understand that. I think it's a very crazy culture or country that wants to keep foreigners out, foreign ideas out. Cultures thrive by borrowing from each other, by taking the good and building on it. Certainly the Ghanaian part of this company will depend on Ghanaian leadership. That's probably the most exciting thing. I can tell you, if this merger goes through, we're going to be taking Ghanaians out of Ghana and putting them elsewhere in the company. We're not going to be sending South Africans in. It's the way it's going to work.

But you know, no country in the world, not even the United States is big enough to run entirely in its own markets and entirely with its own people. We live in a global village, and unless you are willing to actively forge alliances and have partnerships and build networks (you won't go anywhere). And that's what our company is really about. It's a network between many different cultures, predominantly African. And isn't that a good thing?

Finally, is there any baggage that you carry coming from South Africa that you're concerned about?

Baggage? Sure. Every country has its own past, and that past has good things in it and it has bad things in it. (In) parts of Africa, slavery was a very bad part of that. We've had 300 years of colonialism and 50 years of rigid, vicious, racist rule, Apartheid, whites-only rule. We now have 10 years of our new democracy. We're not perfect. We've got a huge amount to learn about respecting each other. We haven't, by any manner of means, got rid of racism. Find a South African who says he's not a racist and I'll tell you he's a liar.

But what we do have is the vast majority of black and white people committed to building a common society. And I'll tell you one of the benefits of that. Africa is not going to be strong unless it actually respects different people's cultures. Africa is not going to be strong led by Nigeria or led by South Africa. It's going to be cultures coming together and saying: our diversity is a source of strength. It shouldn't be division. South Africans have learnt, I think, some humility, quite rightly, and should have some humility. We have an absolutely clear dream of an Africa that is a proud continent, a proud member of the community of nations. We realize that there's really hard work to build trust between black and white South Africans, between South Africans and other groups in Africa. It's (Apartheid) a legacy; it's a bad legacy. If we learn the lessons from it, I think it equips us to be developers of our continent quite different from the slave owners or the colonizers or the Apartheid merchants of the past.

You look only forward?

Absolutely. I've got three daughters. This is their home; this is the continent where they want to be. I'm sure that they are going to grow up in a society where race means very little at all. I hope that they will grow up in a society where we have a continent that behaves like a continent; where Africans (incidentally) can move across borders without visas; where they can fly from one African capital to another without having to go to Europe first. I hope my daughters are going to inherit the African century. And you know, I think actually that building private companies that begin to reflect a Pan- African character, is a small step in that direction.

Thank you, sir.

Welcome.

ADDITIONAL INFORMATION

In the event a transaction is entered into between AngloGold and Ashanti, AngloGold will file important documents with the SEC. In the event a transaction is entered into, investors and security holders are urged to carefully read all such documents filed with the SEC, because these  documents will contain important information. Investors and security holders will be able to obtain a free copy of any such documents at the SEC's web site at www.sec.gov or by directing a request to AngloGold Limited, 14th Floor, 11 Diagonal Street, Johannesburg 2001, South Africa, Attention: Chris Bull, Company Secretary.

Disclaimer
Except for the historical information contained herein, there are matters discussed in this news release that are forward-looking statements. Such statements are only predictions and actual events or results may differ materially. For a discussion of important factors including, but not limited to development of the Company's business, the economic outlook in the gold mining industry, expectations regarding gold prices and production, and other factors, which could cause actual results to differ materially from such forward-looking statements, refer to the Company's annual report on the Form 20-F for the year ended 31 December 2002 which was filed with the Securities and Exchange Commission on 7 April 2003.